  Exhibit 99.1

HIGH TIDE INC.

(THE “COMPANY”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

This report describes the matters voted upon and the outcome of the annual general and special meeting of shareholders of the Company held virtually on August 11, 2026 (the “Meeting”). The Meeting is described below and in greater detail in the management information circular of the Company dated June 29, 2026 (the “Circular”), a copy of which is available on SEDAR.

At the Meeting, there were 13,945,198 common shares of the Company (each a “Common Share”) present or represented by proxy, carrying one vote per Common Share, and representing 15.87% of the issued and outstanding Common Shares entitled to vote at the Meeting.

Business

The following sets forth a brief description of each matter, which was voted upon at the Meeting, and the outcome of such vote:

1.	Davidson & Company LLP was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix their remuneration. The results of such votes were as follows:
Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
13,870,900	99.47%	74,298	0.53%
2.	The number of directors of the Company was fixed at five. The results of such votes were as follows:
Votes For	% of Votes For	Votes Against	% of Votes Against
13,654,995	97.92%	290,203	2.08%
3.	Each director nominee proposed in the Circular was elected as a director to hold office until the close of the next annual meeting of shareholders or until the director’s successor is elected or appointed or until they otherwise cease to hold office. The results of such votes were as follows:
Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Harkirat (Raj) Grover	13,596,057	97.50%	349,140	2.50%
Christian Sinclair	13,584,721	97.42%	360,477	2.59%
Arthur Kwan	13,646,782	97.86%	298,415	2.14%
Menashe Kestenbaum	13,630,072	97.74%	315,126	2.26%
Kathleen Skerrett	13,643,854	97.84%	301,343	2.16%
4.	Ratify, confirm, and approve the restated shareholder rights plan adopted by the Board on June 26, 2026.
Votes For	% of Votes For	Votes Against	% of Votes Against
12,700,154	91.07%	1,244,706	8.93%

DATED at Calgary, Alberta, as of the 11th day of August 2026.

HIGH TIDE INC.

signed “Mayank Mahajan”

Mayank Mahajan
Chief Financial Officer